UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                       PREMIER PARKS INC.
               ----------------------------------
               (formerly, The Tierco Group, Inc.)
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                             886506
                --------------------------------
                         (CUSIP Number)

                        Paul A. Biddelman
                      Hanseatic Corporation
                   450 Park Avenue, Suite 2302
                    New York, New York 10022
    --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 12, 1994
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

         ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----
     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     6,444,296 (see footnote 1)

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     6,444.296 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,444,296 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

     ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.4% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     CO

- -----------------
(1) Includes 3,648,000 shares (the "Conversion Shares") issuable upon conversion of 9.5% Senior Subordinated Convertible Note.

(2) Based upon an aggregate of 16,860,607 shares outstanding at March 15, 1995, plus the Conversion Shares.

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     6,444,296 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     6,444,296 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,444,296 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

     -----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.4% (see footnote 3)

14   TYPE OF REPORTING PERSON

     IN

- ---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Includes 3,648,000 shares issuable upon conversion of 9.5%
     Senior Subordinated Convertible Note held by Hanseatic
     Corporation.

(3) Based upon an aggregate of 16,860,607 shares outstanding at March 15, 1995, plus the Conversion Shares.

                     INTRODUCTORY STATEMENT


     Pursuant to Reg. Section 240.13d-2, this Amendment No. 3 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 30, 1992, as amended by Amendment No. 1 thereto dated March 8, 1993 and Amendment No. 2 thereto dated July 28, 1993 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("the "Stockholder") and Wolfgang Traber ("Traber"); and, pursuant to Reg. Section 232.101 (a)(2)(ii), this Amendment No. 3 restates in its entirety the text of the Amended Statement on Schedule 13D previously filed in paper format. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of the common stock, $.01 par value (the "Common Stock"), of Premier Parks Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 11501 Northeast Expressway, Oklahoma City, OK 73131.

Item 2.   Identity and Background.
          -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by the Stockholder and by Traber, who holds in excess of a majority of the shares of capital stock of the Stockholder. The Stockholder, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship,business or residence address and principal occupation of Traber and of each executive officer and director of the Stockholder is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, neither the Stockholder nor Traber, nor to the best of the knowledge of the Stockholder, any executive officer, director or controlling person of the Stockholder identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or
          Other Consideration.
          -----------------------------

     The funds: (x) in the amount of $1,500,000 used by the Stockholder in purchasing 1,500,000 shares of Common Stock on October 30, 1992 previously reported, and (y) in the amount of $4,560,000 advanced by the Stockholder to the Corporation on July 28, 1993 prusuant to the Corporation's previously reported 9.5% Senior Subordinated Convertible Note (convertible into an aggregate of 3,648,000 shares [the "Conversion Shares"] of Common Stock), and
(z) in the aggregate amount of $1,750,000, used by the Stockholder in purchasing an aggregate of 1,296,296 shares (the "1994 Shares") of Common Stock on, respectively, October 12, 1994 and November 17, 1994, as more fully described under Paragraph (c) of Item 5 herein, were in each case provided by certain clients of the Stockholder for whom the Stockholder invests on a discretionary basis.

Item 4.   Purpose of Transaction.
          ----------------------

     As previously reported by the undersigned, on March 8, 1993 (the "Note Closing") the Corporation issued to the Stockholder $4,560,000 principal amount of the Corporation's 9.5% Senior Subordinated Convertible Notes (collectively, the "Notes" and individually, a "Note"), pursuant to a Convertible Note Purchase Agreement dated March 3, 1993 (the "Note Purchase Agreement") covering, in the aggregate, $7,000,000 principal amount of Notes (including the Stockholder's Note). The Notes evidence amounts borrowed by the Corporation from the holders thereof at a supplemental closing held on July 28, 1993.

     Under the provisions of the Note issued to the Stockholder, the Stockholder may, at any time prior to maturity (which occurs on the seventh anniversary thereof), convert the then outstanding principal amount thereof into shares of Common Stock at a per share price of $1.25 (subject to adjustment in accordance with the terms of the Note). Accordingly, the Stockholder's Note is convertible into 3,648,000 shares of Common Stock.

     The Note Purchase Agreement provides that, as long as the Note holders or their successors hold or have the right to acquire at least 2,800,000 shares of Common Stock, the Corporation will use its best efforts to take such action so that its board of directors will include one member selected by the holders of a majority of all shares issued or issuable under the Notes, unless any single holder, together with its affiliates, shall then hold such majority of shares and any officer, director, employee, agent or other affiliate of such holder is then a member of the board of directors of the Corporation. On December 14, 1992, Paul A. Biddelman, an officer of the Stockholder (which holds a majority of the shares issuable under the Notes) was elected to the board of directors of the Corporation.

     Except as aforesaid, the Stockholder has acquired all securities of the Corporation which it presently owns as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. The Stockholder intends to continue to review its investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and the Stockholder may in the future change its present course of action with a view towards otherwise influencing the strategic goals and operations of the Corporation, and, pursuant to its Note or otherwise, the Stockholder may acquire additional shares of Common Stock. On the other hand, the Stockholder may determine to dispose of all or a portion of the Common Stock which it now owns or may hereafter acquire. In reaching any conclusions as to the foregiong, the Stockholder will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

     Pursuant to Rule 13d-4, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of
Section 13(d) of 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of any securities of the Corporation. Traber does not intend to execise any power to vote or to direct the vote, or to dispose or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of the Stockholder.

     Except as stated in response to this Item 4, neither the Stockholder nor Traber have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of May 4, 1995, the Stockholder beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 6,444,296 shares of Common Stock (including the Conversion Shares), constituting, to the best of the knowledge of the Stockholder, 31.4% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 16,860,607 shares of Common Stock outstanding at March 15, 1995, as reported by the Corporation in its Annual Report on Form 10-K for the year ended December 31, 1994, plus the Conversion Shares.

     Traber holds in excess of a majority of the shares of capital stock of the Stockholder and, accordingly, may be deemed beneficially to own the securities of the Corporation held by the Stockholder. As disclosed by such persons to the Stockholder, none of the executive officers or directors of the Stockholder set forth on Annex 1 beneficially own any shares of the Common Stock.

     (b) All of the shares stated above as beneficially owned by the Stockholder are held by the Stockholder with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with the Stockholder.

     (c) Pursuant to a privately negotiated Subscription Agreement dated October 12, 1994 (the "1994 Subscription Agreement") accepted by the Corporation from the Stockholder, on October 12, 1994 and November 17, 1994 the Stockholder purchased 740,740 shares and 555,556 shares of the Common Stock, respectively, in each case at a per share price of $1.35. Since the filing of the most recent prior amendment to the Amended Statement on Schedule 13D, neither the Stockholder nor Traber, nor any executive officer nor director identified on Annex 1 to the Amended Statement on Schedule 13D effected any other transaction in the Common Stock.

     (d) Those clients of the Stockholder who provided funds for the acquisition by the Stockholder of its investment in the Corporation (including the Conversion Shares) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock (including the Conversion Shares), except for the interests, respectively, of Atalanta Investments Ltd., a British Virgin Islands company, Atlantic Security Bank, a Grand Cayman company, and Seabury Holdings Corp., a British Virgin Islands company.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     Pursuant to the subscription agreement dated October 29, 1992 (the "1992 Subscription Agreement") between the Corporation and the Stockholder, the Corporation provided certain registration rights under the Securities Act of 1933 (the "Securities Act") to the Stockholder in respect of the 1992 Shares. A copy of the 1992 Subscription Agreement is annexed to the Amended Statement on
Schedule 13D and by this reference incorporated in its entirety in response to this item.

     The Stockholder and the Corporation have entered into the Note Purchase Agreement, among other matters providing for the issuance of the Corporation's Note to the Stockholder. A copy of the Note Purchase Agremenet is annexed to the Amended Statement on Schedule 13D and by this reference incorporated in its entirety in response to this item.

     A copy of the Note acquired by the Stockholder pursuant to the Note Purchase Agreement, among other matters providing for the conversion of the outstanding principal thereof into shares of Common Stock, is annexed to the Amended Statement on Schedule 13D and by this reference incorporated in its entirety in response to this item.

     Pursuant to the Note Purchase Agreement, the Corporation, the Stockholder and the other Note holders have entered into a registration rights agreement, among other matters providing for the right to a demand registration commencing 90 days prior to the second anniversary of the Note Closing and incidental registration rights through the third anniversay of the maturity of the Notes. A copy of such agremeent is annexed to the Amended Statement on
Schedule 13D and by this reference incorporated in its entirety in response to this item.

     Pursuant to the 1994 Subscription Agreement, the Corporation agreed to extend to the shares of Common Stock purchased by the Stockholder thereunder certain rights to a shelf registration under the Securities Act created pursuant to the 1992 Subscription Agreement. The 1994 Subscription Agreement also grants to the Stockholder certain incidental registration rights during the period prior to the effectiveness of such shelf registration statement. A copy of the 1994 Subscription Agreement is annexed to this statement and by this reference incorporated in its entirety in response to this item.

     Except as stated in response to this Item 6, neither the Stockholder nor Traber, nor, to the best of the knowledge of the Stockholder, any of the executive officers or directors listed on Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)

     Exhibit B - Subscription Agreement dated October 29, 1992
                 between the Corporation and the Stockholder*

     Exhibit C - Convertible Note Purchase Agreement dated March
                 3, 1993 among the Corporation, the Stockholder and the other purchasers signatories thereto*

- -----------------
*  Previously filed in paper format.

     Exhibit D - 9.5% Convertible Subordinated Note dated March 8,
                 1993 executed by the Corporation to Deltec Asset
                 Management Corporation, as custodian for the Stockholder*

     Exhibit E - Registration Rights Agreement dated March 8, 1993 among the Corporation, the Stockholder and the other purchasers signatories thereto*

     Exhibit F - Subscription Agreement dated October 12, 1994
                 between the Corporation and the Stockholder




- -----------------
*  Previously filed in paper format.

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1995                 HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     ----------------------------
                                     Paul A. Biddelman


Dated: May 4, 1995                 s/Wolfgang Traber
                                   ------------------------------
                                   Wolfgang Traber

                                                  Annex 1
                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                                to            Address of
 Address                 Citizenship   Stockholder      Employer
- ------------             -----------   ------------    -----------

Fernando Montero         Peru          President and   President
Grand Bay Plaza                         Director       Hanseatic Corporation
2665 S. Bayshore Drive                                 Grand Bay Plaza
Suite 1101                                             2665 S. Bayshore Drive
Coconut Grove, FL 33133                                Suite 1101
                                                       Coconut Grove, FL
                                                            33133

Robert K. Hamshaw        United States  Director       Executive Vice
Alpha Export                                            President
  Services, Inc.                                       Alpha Export
499 Park Avenue-                                        Services, Inc.
17th Floor                                             499 Park Avenue-
New York, NY  10022                                    17th Floor
                                                       New York, NY  10022

Karl-Erbo Kageneck       Germany        Director       Attorney
King & Spaulding                                       King & Spaulding
745 Fifth Avenue                                       745 Fifth Avenue
New York, NY  10151                                    New York, NY 10151

Paul A. Biddelman        United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Wolfgang Traber          Germany        Principal      Private Investor
Hanseatic Corporation                   Stockholder    Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

                        INDEX TO EXHIBITS



Exhibit A  -   Agreement pursuant to
               Rule 13d-1(f)(iii)

Exhibit B -    Subscription Agreement dated October
               29, 1992 between the Corporation and
               the Stockholder*

Exhibit C -    Convertible Note Purchase Agreement
               dated March 3, 1993 among the Corporation, the Stockholder and the other purchasers signatories thereto*

Exhibit D -    9.5% Convertible Subordinated Note dated
               March 8, 1993 executed by the Corporation to Deltec Asset Management Corporation, as custodian for the Stockholder*

Exhibit E -    Registration Rights Agreement dated March
               8, 1993 among the Corporation, the
               Stockholder and the other purchasers
               signatories thereto*

Exhibit F -    Subscription Agreement dated October
               12, 1994 between the Corporation and
               the Stockholder









- ------------------
* Previously filed in paper format.